January 15, 2013

Ms. Heather Clark
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Lingo Media Corporation Form 20-F for the year ended December 31, 2011 Filed July 2, 2012 File No. 333-98397

Dear Ms. Clark,

In response to your letter of December 13, 2012 please note the following:

Comment #	SEC Query	Lingo Media Response
20-F
1

We note from pages 15 and 16 that financial information for the year 2009 has been presented alongside the 2010 and 2011 data. We further note that your adoption date for IFRS was January 1, 2010 and therefore, your 2009 financial information is presented under Canadian GAAP. In this regard, it is not appropriate to present your IFRS financial data alongside financial data that has been prepared in accordance with Canadian GAAP. Refer to Instruction 3 to General Instruction G of Form 20-F and
revise to present your IFRS financial data separately from your previous GAAP financial data.

Amended and the document will be re-filed.
2

We note your discussion on page 24 indicating that for the years 2010 and 2009, financial information is presented in accordance with Canadian GAAP. If the discussion provided for 2010 is not presented in accordance with IFRS consistent with the 2010 financial statements included elsewhere in the filing, please amend your annual report on Form 20-F to include a revised discussion of your results of operations which compares the results of operations for the years ended December 31, 2011 and December 31, 2010 in accordance with IFRS, since you adopted IFRS on January 1, 2010.

Amended and the document will be re-filed.

3

Also, since your 2009 financial data is presented under Canadian GAAP and your 2010 information is required to be presented under IFRS, the comparative discussion of results of operations for these periods beginning on page 27 is not appropriate. Please refer to General Instruction G(e) of Form 20-F and revise the Form 20-F to remove the 2010 versus 2009 comparative discussion.

Amended and the document will be re-filed.
4

In a related matter, we note discussions of your results of operations for 2009, 2008, and 2007 beginning on page 31. Please note that a discussion of your results of operations for these periods is not required to be included in the filing. If you wish to continue to present this discussion, please revise to clearly identify the results of operations for these periods as being presented under Canadian GAAP and revise to present the discussion of these results separately from your operating and financial review discussion under IFRS. Alternatively, please remove the discussion of financial results for periods prior to your adoption date for IFRS.

Amended and the document will be re-filed.
5

We note the disclosure on page 35 indicating that you have presented financial information for 2010 and 2009 in accordance with Canadian GAAP. Given your adoption date for IFRS of January 1, 2010, please amend your Form 20-F to present the information in your discussion of liquidity and capital resources for 2010 in accordance with IFRS.

Amended and the document will be re-filed.

6

Given that you have adopted IFRS as of January 1, 2010 and that you no longer present financial statements in the filing for the years ended December 31, 2009 and 2008, please revise to eliminate the presentation of the reconciliation of your December 31, 2010,
December 31, 2009 and December 31, 2008 net loss under Canadian GAAP to that under US GAAP. Similarly, you should revise to eliminate the presentation of earnings per share as determined under US GAAP for each of these periods as disclosed on page 39.

Amended and the document will be re-filed.
7

We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your annual report. Please amend your filing to disclose management's conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 15(a) of Form 20-F and Part III.F of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

Amended and the document will be re-filed.
8

We refer to Item 15.B on page 67. Please revise the language used in your disclosure concerning changes in your internal control over financial reporting to indicate whether there was any change to your internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language used in Item 15(d) of Form 20-F.

Amended and the document will be re-filed.

Lingo Media Financial Statements
9

Please note that compliance with Item 18 rather than Item 17 is required for all issuer financial statements included in annual reports on Form 20-F, Securities Act registration statements and Exchange Act registration statements on Form 20-F. Accordingly, please amend your annual report on Form 20-F to comply with Item 18 of Form 20-F. In this regard, all references to Item 17 of Form 20-F included on pages 51 and 69 of your annual report on Form 20-F should reference Item 18 of Form 20-F.

Amended and the document will be re-filed.
10

Please revise your annual report on Form 20-F to include an audit report that confirms compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board. In this regard, we note that in both the second and sixth paragraphs of the independent auditor’s report that the financial statements are presented in accordance with International Financial Reporting Standards. In order to exclude the reconciliation to US GAAP, the financials must be presented in accordance with IFRS as issued by the IASB. Refer to the guidance outlined in Item 17c of Form 20-F.

Revised and the audit report will be re-filed.
11

In addition, we note that the “Emphasis of Matter” paragraph is not presented in accordance with PCAOB standards regarding going concern uncertainties. Please refer to AU 341, paragraphs 12 and 13 and revise the report of the independent auditor accordingly.

Revised and the audit report will be re-filed.

12

To the extent that your primary financial statements reflect the use of the mandatory exceptions of IFRS 1, please identify for us the items or class of items to which the exceptions were applied and describe to us the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe to us the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions. Refer to paragraph 13-17 and 23 of IFRS 1.

We confirm that all of the estimates in accordance with IFRS at the date of transition to IFRS are consistent with the estimates made for the same date in accordance with previous GAAP.

Please feel free to contact +1 (416) 927 7000 X 25 if you have any questions.

Yours truly,
Lingo Media

/s/ Khurram Qureshi
Khurram Qureshi
Chief Financial Officer